Filed pursuant to Rule 497(a)
File No. 333-218611
Rule 482ad

EAGLE POINT CREDIT COMPANY

QUARTERLY UPDATE – 4Q 2018





EAGLE POINT CREDIT COMPANY

FEBRUARY 21, 2019

IMPORTANT INFORMATION



This report and the information and views included herein do not constitute investment advice, or a recommendation or an offer to enter into any transaction with Eagle Point Credit Company Inc. (the "Company") or any of its affiliates. This report is provided for informational purposes only, does not constitute an offer to sell securities of the Company or a solicitation of an offer to purchase any such securities, and is not a prospectus. From time to time, the Company may have a registration statement relating to one or more of its securities on file with the Securities and Exchange Commission ("SEC"). Any registration statement that has not yet been declared effective by the SEC, and any prospectus relating thereto, is not complete and may be changed. Any securities that are the subject of such a registration statement may not be sold until the registration statement filed with the SEC is effective.

This presentation is solely for the use of the intended recipient(s). The information and its contents are the property of Eagle Point Credit Management LLC and/or the Company. Any unauthorized dissemination, copying or use of this presentation is strictly prohibited and may be in violation of law. This presentation is being provided for informational purposes only.

Investors should read the Company's prospectus and SEC filings (which are publicly available on the EDGAR Database on the SEC website at http://www.sec.gov) carefully and consider their investment goals, time horizons and risk tolerance before investing in the Company. Investors should consider the Company's investment objectives, risks, charges and expenses carefully before investing in securities of the Company. There is no guarantee that any of the goals, targets or objectives described in this report will be achieved. An investment in the Company is not appropriate for all investors. The investment program of the Company is speculative, entails substantial risk and includes investment techniques not employed by traditional mutual funds. An investment in the Company is not intended to be a complete investment program. Shares of closed-end investment companies, such as the Company, frequently trade at a discount from their net asset value, which may increase investors' risk of loss. **Past performance is not indicative of, or a guarantee of, future performance**. The performance and certain other portfolio information quoted herein represents information as of dates noted herein. Nothing herein shall be relied upon as a representation as to the future performance or portfolio holdings of the Company. Investment return and principal value of an investment will fluctuate, and shares, when sold, may be worth more or less than their original cost. The Company's performance is subject to change since the end of the period noted in this report and may be lower or higher than the performance data shown herein.

Neither Eagle Point Credit Management LLC nor the Company provides legal, accounting or tax advice. Any statement regarding such matters is explanatory and may not be relied upon as definitive advice. Investors should consult with their legal, accounting and tax advisers regarding any potential investment. The information presented herein is as of the dates noted herein and is derived from financial and other information of the Company, and, in certain cases, from third party sources and reports (including reports of third party custodians, CLO collateral managers and trustees) that have not been independently verified by the Company. As noted herein, certain of this information is estimated and unaudited, and therefore subject to change. We do not represent that such information is accurate or complete, and it should not be relied upon as such. This report does not purport to be complete and no obligation to update or revise any information herein is being assumed.

Information contained on our website is not incorporated by reference into this report and you should not consider information contained on our website to be part of this report or any other report we file with the SEC.

ABOUT EAGLE POINT CREDIT COMPANY

The Company is a publicly-traded, non-diversified, closed-end management investment company. The Company's investment objectives are to generate high current income and capital appreciation primarily through investment in equity and junior debt tranches of CLOs. The Company is externally managed and advised by Eagle Point Credit Management LLC. The Company makes certain unaudited portfolio information available each month on its website in addition to making certain other unaudited financial information available on its website (www.eaglepointcreditcompany.com). This information includes (1) an estimated range of the Company's NII and realized capital gains or losses per share of common stock for each calendar quarter end, generally made available within the first fifteen days after the applicable calendar month end, (2) an estimated range of the Company's NAV per share of common stock for the prior month end and certain additional portfolio-level information, generally made available within the first fifteen days after the applicable calendar month end, and (3) during the latter part of each month, an updated estimate of NAV, if applicable, and, with respect to each calendar quarter end, an updated estimate of the Company's NII and realized capital gains or losses for the applicable quarter, if available.

FORWARD-LOOKING STATEMENTS

These materials may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this presentation may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described in the prospectus and the Company's other filings with the SEC. The Company undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this presentation.

TABLE OF CONTENTS



1. Introduction to Eagle Point Credit Company (ECC)

2. Senior Investment Team and Investment Process

3. CLO Equity Overview

4. ECC Supplemental Information

5. Selected Market Data

INTRODUCTION TO
EAGLE POINT CREDIT COMPANY







INTRODUCTION TO ECC

Company and Adviser Overview

EAGLE POINT CREDIT COMPANY

The Company: Eagle Point Credit Company Inc. (ECC)

IPO Date	▪ October 7, 2014
Primary Investment Objective	▪ To generate high current income by investing primarily in equity and junior debt tranches of collateralized loan obligations, or "CLOs"
Total Market Capitalization	▪ $566.8 million(1)
Distributions	▪ Monthly common distribution of $0.20 per share (current distribution rate of 14.9%)(2)

The Adviser: Eagle Point Credit Management LLC

History	▪ Eagle Point Credit Management LLC ("Eagle Point" or the "Adviser") was formed in 2012 by Thomas Majewski and funds managed by Stone Point Capital
Asset Under Management	▪ Approximately $2.4 billion(3) managed on behalf of institutional, high net worth and retail investors

(1) Combined market capitalization of ECC, ECCA, ECCB, ECCX and ECCY based on securities outstanding as of December 31, 2018 and market prices as of February 14, 2019.

(2) Based on ECC's closing market price of $16.09 per share on February 14, 2019 and frequency of regular distributions declared since February 2017. To date, a portion of certain such distributions has been estimated to be a return of capital for U.S. GAAP purposes. For the fiscal periods ending December 31, 2018, December 31, 2017, and December 31, 2016, regular common stock distributions made by the Company were comprised of a return of capital, as calculated on a per share basis, of 32.1%, 5.9% and 5.8%, respectively. Additionally, for the fiscal periods ending December 31, 2018, December 31, 2017, and December 31, 2016, distributions made by the Company were comprised of net realized capital gains, as calculated on a per share basis, of 1.7%, 8.6% and 5.0%, respectively. Distribution amounts on a U.S. GAAP basis not attributable to net realized capital gains or return of capital were sourced from net investment income. The foregoing reflects estimates made by the Company on a U.S. GAAP basis; the tax characteristics of distributions will vary and are reported separately after each tax year end. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions.**

(3) As of December 31, 2018 and inclusive of capital commitments that were undrawn as of such date.

4

INTRODUCTION TO ECC
ECC Highlights



CLO Equity is an Attractive Asset Class	▪ The Credit Suisse Leveraged Loan Index has generated positive total returns in 25 of the past 27 years[1] ▪ Eagle Point believes CLO equity provides an attractive way to obtain exposure to senior secured loans
Specialized Investment Team	▪ Eagle Point is exclusively focused on CLO securities and related investments, and each member of the senior investment team is a CLO industry specialist who has been directly involved in the CLO market for the majority of his career
Differentiated Investment Strategy and Process	▪ ECC pursues a differentiated *private equity style* investment approach focused on proactively sourcing investment opportunities in CLO equity, seeking to take significant stakes and to influence key terms and conditions
Alignment of Interests	▪ Adviser and Senior Investment Team have approximately $25.6 million invested in securities issued by ECC[2]

Past performance is not indicative of, or a guarantee of, future performance.

(1)   The CSLLI tracks the investable universe of the US dollar-denominated leveraged loan market. The performance of an index is not an exact representation of any particular investment, as you cannot invest directly in an index. Similarly, since 2001, from a total return perspective, the S&P/LSTA Leveraged Loan Index experienced only two down years (2008 and 2015 with returns of -29.1% and -0.7%, respectively). The S&P/LSTA Leveraged Loan Index is a market value-weighted index designed to measure the performance of the U.S. leveraged loan market based upon weightings, spreads and interest payments.

(2)   Amount includes holdings of Eagle Point and its senior investment personnel as of December 31, 2018 (based on market values as of February 14, 2019).



ECC currently pays a monthly distribution of $0.20 per share[1]

ECC Cumulative Distributions Per Share

Q1 2015	$0.55
Q2 2015	$1.15
Q3 2015	$1.75
Q4 2015	$2.35
Q1 2016	$2.95
Q2 2016	$3.55
Q3 2016	$4.15
Q4 2016	$4.75
Q1 2017	$5.75
Q2 2017	$6.35
Q3 2017	$7.40
Q4 2017	$8.00
Q1 2018	$8.60
Q2 2018	$9.20
Q3 2018	$9.80
Q4 2018	$10.40

■ Regular Distributions ■ Special distributions

(1) To date, a portion of certain such distributions has been estimated to be a return of capital for U.S. GAAP purposes. For the fiscal periods ending December 31, 2018, December 31, 2017, and December 31, 2016, regular common stock distributions made by the Company were comprised of a return of capital, as calculated on a per share basis, of 32.1%, 5.9% and 5.8%, respectively. Additionally, for the fiscal periods ending December 31, 2018, December 31, 2017, and December 31, 2016, distributions made by the Company were comprised of net realized capital gains, as calculated on a per share basis, of 1.7%, 8.6% and 5.0%, respectively. Distribution amounts on a U.S. GAAP basis not attributable to net realized capital gains or return of capital were sourced from net investment income. The foregoing reflects estimates made by the Company on a U.S. GAAP basis; the tax characteristics of distributions will vary and are reported separately after each tax year end. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions.**

INTRODUCTION TO ECC

Track Record: Total Return and Price to Book Ratio



For the period of October 7, 2014 – February 14, 2019:

- ECC generated a total return[(1)] of 42.38% versus 22.28% for the Wells Fargo BDC Index[(2)] (annualized net total return of 8.5% for ECC versus 4.7% for the Wells Fargo BDC Index)
- ECC traded at an average premium to book value of 10.4% during a time in which the Wells Fargo BDC Index[(2)] has traded at an average discount of -6.0%

Value of $100 Invested

ECC
WFBDC
150
125
100
75
142.38
122.28
10/7/14
3/7/15
8/7/15
1/7/16
6/7/16
11/7/16
4/7/17
9/7/17
2/7/18
7/7/18
12/7/18

Price to Book Ratio[(3)]





ECC P/B
Average ECC P/B
WFBDC P/B
Average WFBDC P/B
150%
140%
130%
120%
110%
100%
90%
80%
70%
110.43%
93.97%
117.36%
93.54%
10/7/14
3/7/15
8/7/15
1/7/16
6/7/16
11/7/16
4/7/17
9/7/17
2/7/18
7/7/18
12/7/18

Past performance is not indicative of, or a guarantee of, future performance.

(1) Total return is calculated as the percent change in the value of $100 invested during the period and assumes that any dividends or distributions are reinvested as at the applicable payment date. Future results may vary and may be higher or lower than those shown.

(2) The Wells Fargo BDC Index is intended to measure the performance of all Business Development Companies (BDCs) that are listed on the New York Stock Exchange or NASDAQ and satisfy market capitalization and other eligibility requirements. Although ECC is not a BDC, BDCs generally invest in high yielding credit investments, as does ECC. In addition, similar to ECC, BDCs generally elect to be classified as a regulated investment company under the U.S. Internal Revenue Code of 1986, as amended, which generally requires an investment company to distribute its taxable income to shareholders. You cannot invest directly in an index.

(3) Price to book is calculated as price per share divided by book value per share, which for ECC, reflects management's reported estimate of book value for periods where final determined book values are not available. Future results may vary and may be higher or lower than those shown.

Source: Bloomberg.



ECC By The Numbers

EAGLE POINT CREDIT COMPANY

14.9% Current Distribution Rate[(1)]

69 Number of Resets Refis Calls[(2)]

$0.20 Monthly Distribution[(1)]

16 Average Years of CLO Experience of Senior Investment Team

97.5% Exposure to Floating Rate Senior Secured Loans[(3)]

Number of Underlying Loan Obligors[(3)] **1,481**

70 Number of CLO Equity Securities[(4)]

27 Number of CLO Collateral Managers[(4)]

Past performance is not indicative of, or a guarantee of, future performance.

(1) Based on ECC's closing market price of $16.09 per share on February 14, 2019 and frequency of regular distributions declared since February 2017. To date, a portion of certain such distributions has been estimated to be a return of capital for U.S. GAAP purposes. For the fiscal periods ending December 31, 2018, December 31, 2017, and December 31, 2016, regular common stock distributions made by the Company were comprised of a return of capital, as calculated on a per share basis, of 32.1%, 5.9% and 5.8%, respectively. Additionally, for the fiscal periods ending December 31, 2018, December 31, 2017, and December 31, 2016, distributions made by the Company were comprised of net realized capital gains, as calculated on a per share basis, of 1.7%, 8.6% and 5.0%, respectively. Distribution amounts on a U.S. GAAP basis not attributable to net realized capital gains or return of capital were sourced from net investment income. The foregoing reflects estimates made by the Company on a U.S. GAAP basis; the tax characteristics of distributions will vary and are reported separately after each tax year end. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**

(2) Since IPO date October 7, 2014 through December 31, 2018.

(3) As of December 31, 2018. Please see footnotes on page 28 for important information.

(4) As of December 31, 2018.



INTRODUCTION TO ECC

Securities Outstanding

EAGLE POINT CREDIT COMPANY

Adviser and Senior Investment Team have $25.6 million invested in ECC, ECCA, ECCB and ECCX[(3)]

Common Stock

Ticker	ECC (NYSE)
Description	Common Stock
Market Cap[(1)]	$372.5M
Price per Share[(1)]	$16.09
Current Distribution[(2)]	$0.20
Current Distribution Rate[(2)]	14.92%
Payment Frequency	Monthly
Maturity Date	N/A
Callable Date	N/A
Market Value Held by Adviser and Senior Investment Team[(3)]	$25.2M

Preferred Stock and Unsecured Notes

Ticker	ECCA (NYSE)	ECCB (NYSE)	ECCY (NYSE)	ECCX (NYSE)
Description	Series A Term Preferred Stock Due 2022 ($25 Liquidation Preference)	Series B Term Preferred Stock Due 2026 ($25 Liquidation Preference)	Unsecured Notes Due 2027 ($25 Par Denomination)	Unsecured Notes Due 2028 ($25 Par Denomination)
Market Cap[(1)]	$46.3M	$49.1M	$32.1M	$66.8M
Price per Share[(1)]	$25.46	$26.03	$25.40	$24.82
Coupon	7.75%	7.75%	6.75%	6.6875%
Yield to Maturity[(1)]	7.07%	7.02%	6.66%	6.93%
Payment Frequency	Monthly	Monthly	Quarterly	Quarterly
Maturity Date	6/30/2022	10/30/2026	9/30/2027	4/30/2028
Callable Date	Callable	10/30/2021	9/30/2020	4/30/2021
Market Value Held by Adviser and Senior Investment Team[(3)]	$225.6K	$2.9K	$0	$163.4K

Past performance is not indicative of, or a guarantee of, future performance.

(1) Reflects securities outstanding as of December 31, 2018 and market price as of February 14, 2019. ECCA, ECCB, ECCY and ECCX have $45.5mm, $47.1mm, $31.6mm and $67.3mm of principal amount outstanding, respectively, as of December 31, 2018. Yield is shown to the stated maturity based on market prices as of February 14, 2019. Called prior to stated maturity, the yield could be adversely impacted.

(2) Based on ECC's closing market price of $16.09 per share on February 14, 2019 and frequency of regular distributions declared since February 2017. To date, a portion of certain such distributions has been estimated to be a return of capital for U.S. GAAP purposes. For the fiscal periods ending December 31, 2018, December 31, 2017, and December 31, 2016, regular common stock distributions made by the Company were comprised of a return of capital, as calculated on a per share basis, of 32.1%, 5.9% and 5.8%, respectively. Additionally, for the fiscal periods ending December 31, 2018, December 31, 2017, and December 31, 2016, distributions made by the Company were comprised of net realized capital gains, as calculated on a per share basis, of 1.7%, 8.6% and 5.0%, respectively. Distribution amounts on a U.S. GAAP basis not attributable to net realized capital gains or return of capital were sourced from net investment income. The foregoing reflects estimates made by the Company on a U.S. GAAP basis; the tax characteristics of distributions will vary and are reported separately after each tax year end. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**

(3) Amount includes holdings of Eagle Point and its senior investment personnel as of December 31, 2018 (based on market values as of February 14, 2019).





SENIOR INVESTMENT TEAM AND INVESTMENT PROCESS

EAGLE POINT
CREDIT COMPANY





Experienced Senior Investment Team

Thomas Majewski
Chief Executive Officer
Member of ECC's Board of Directors

24 Years in Financial Services

18 Years in CLO Industry

Background

Direct experience in the CLO market dating back to the late 1990s

Founder of Eagle Point

- Longstanding experience as a CLO industry investor and investment banker
- Former Head of CLO Banking at RBS and Merrill Lynch



Daniel Ko
Principal and Portfolio Manager

13 Years in Financial Services

13 Years in CLO Industry

Background

Direct experience in the CLO market dating back to 2006

CLO structuring specialist

- Specialized exclusively in structured finance throughout entire career
- Former Vice President at Bank of America Merrill Lynch in the CLO structuring group responsible for modeling projected deal cash flows, negotiating deal terms with both debt and equity investors and coordinating the rating process



Daniel Spinner, CAIA
Principal and Portfolio Manager

23 Years in Financial Services

17 Years in CLO Industry

Background

Direct experience in the CLO market dating back to the late 1990s

Manager evaluation and diligence specialist

- Former Investment Analyst at 1199SEIU responsible for the private equity, special opportunities credit, and real estate portfolios
- Former Co-Founder of Structured Capital Partners, a financial holding company formed to invest in CLO and structured credit managers
- Former investment banker JPMorgan Securities, focused on asset management firms including CLO collateral managers

Private Equity Approach to Fixed Income Investing



Eagle Point employs a process that we believe is more akin to a private equity-style investment approach than to the typical process used by many investors in fixed income securities

Investment Strategy and Process	▪ Proactive sourcing of investment opportunities ▪ Utilization of our methodical and rigorous investment analysis and due diligence process ▪ Involvement at the CLO formation and structuring stage enables us to influence the key terms and conditions of the investment for significant primary market investments ▪ Ongoing monitoring and diligence
Objective of the Process	▪ Outperformance relative to the CLO market – In the primary market, we seek to invest in CLO securities that have the potential to outperform other similar CLO securities issued within the respective vintage period

Note: Reflects the Adviser's current opinions and investment process only, which are subject to change without notice. There is no assurance that the Company will achieve its objective or that the Adviser's investment process will achieve its desired results.





CLO EQUITY OVERVIEW

EAGLE POINT
CREDIT COMPANY

Why Invest in CLO Equity?



EAGLE POINT CREDIT COMPANY

We believe that CLO equity provides an attractive way to obtain exposure to loans

Distribution of CLO Equity IRRs U.S. CLOs (2002 – 2011 Vintages)(1)

- CLO equity has historically generated strong absolute returns with a low loss rate



4 %
96%
IRRs over 15%
Positive IRRs up to 15%
CLOs with positive equity returns
CLOs with negative equity returns

CLO Equity Attributes

- Potential for strong absolute and risk-adjusted returns
- Expected shorter duration high-yielding credit investment with potential for high quarterly cash distributions
- Expected protection against rising interest rates(2)
- Expected low-to-moderate correlation over the long-term with fixed income and equity

Past performance is not indicative of, or a guarantee of, future performance.

Source: Compiled by Eagle Point based on data from Intex, Bloomberg, and Moody's Investors Service. As of November 2, 2017.

(1) This chart shows certain performance data for CLO 1.0 vintages. For this purpose, CLO 1.0 vintages are defined as US broadly syndicated cash flow CLOs that were originated from 2002 to 2011. Information for later vintage CLOs is not as complete and is therefore not shown. The figures presented in this report do not reflect any projections regarding the returns of any investment strategy and all returns earned on CLO investments will be reduced by any applicable expenses and management fees. Actual performance of a CLO investment will vary and such variance may be material and adverse, including the potential for full loss of principal. In particular, ECC is only invested in CLOs issued after 2011 (the CLO 2.0 period) and no representation is being made with respect to the historical or future performance of such later issued CLOs. CLO investments involve multiple risks, including unhedged credit exposure to companies with speculative-grade ratings, the use of leverage and pricing volatility. The analysis was prepared by Eagle Point based on its proprietary analysis of data sourced from Intex, Bloomberg, Moody's Investors Service, and proprietary CLO Manager presentations. While the data and information contained in this report have been obtained from sources that Eagle Point considers reliable, Eagle Point has not independently verified all such data and does not represent or warrant that such data and information are accurate or complete, and thus they should not be relied upon as such. In addition, for purposes of this analysis, IRRs were calculated at the CLO level net of all CLO-related expenses and some of such IRRs have certain inherent limitations as they are calculated based on certain underlying assumptions, which may under or over compensate for the impact, if any, of certain market factors and financial risk, such as lack of liquidity, macroeconomic factors and other similar factors. The IRR calculations assume an initial cash investment equal to the par balance of the equity tranche. For redeemed CLOs, the equity IRR is based on reported Intex cash flows or manager reported realized returns where Intex data was not available. For active CLOs, the equity IRR is based on reported Intex cash flows and assumes a terminal equity value equal to the CLO's NAV as at November 2, 2017. Such assumptions may not be reflective of actual market conditions in the past, present or future. **Additional information relating to this analysis is available upon request.**

(2) The Adviser expects CLO equity to provide some measure of protection against rising interest rates when LIBOR is above the average LIBOR floor on a CLO's underlying assets. However, CLO equity is still subject to other forms of interest rate risk.

CLO EQUITY OVERVIEW
The CLO Market is Large and Important to the Loan Market



The CLO market is the largest source of capital for the U.S. senior secured loan market

U.S. Leveraged Loans Outstanding ($ Billions)[1]



U.S. CLO Outstanding ($ Billions)[2]



Demand for Institutional Leveraged Loans[1]



U.S. Leveraged Loans Fund Flows ($ Billions)[4]



(1)   U.S. Leveraged Loans Outstanding as of December 31, 2018; Demand for Institutional Leveraged Loans as of September 30, 2018. Source: S&P Capital IQ.
(2)   As of December 31, 2018. Source: Thompson Reuters Leveraged Loan Monthly.
(3)   CAGR is an abbreviation for Compound Annual Growth Rate.
(4)   As of December 31, 2018. Source: JP Morgan.

CLO EQUITY OVERVIEW
Positive Loan Market Track Record



Since 1992, the CSLLI has experienced only two years of negative annual returns



Credit Suisse Leveraged Loan Index ("CSLLI") Annual Total Return[1]

Annualized Return: 5.9%[1]

Past performance is not indicative of, or a guarantee of, future performance.

(1)   The CSLLI tracks the investable universe of the US dollar-denominated leveraged loan market. The performance of an index is not an exact representation of any particular investment, as you cannot invest directly in an index. Similarly, since 2001, from a total return perspective, the S&P/LSTA Leveraged Loan Index experienced only two down years (2008 and 2015 with returns of -29.1% and -0.7%, respectively). The S&P/LSTA Leveraged Loan Index is a market value-weighted index designed to measure the performance of the U.S. leveraged loan market based upon weightings, spreads and interest payments.

Source: Credit Suisse

CLO EQUITY OVERVIEW
Senior Secured Loans are the Raw Materials of CLOs



Senior secured loans represent direct credit exposure

Senior	Senior position in a company's capital structure
Secured	First lien security interest in a company's assets
Floating Rate	Mitigates interest rate risk associated with fixed rate bonds[1]
Low LTV	Senior secured loans often have a loan-to-value ratio of approximately 40-60%[2]

Illustrative Obligor Capital Structure

Assets	Liabilities and Equity	% of Capital Structure
▪ Cash	**Senior Secured Loans** First priority pledge of assets	**40-60%**
▪ Receivables		
▪ Inventory		
▪ Property	**Subordinated Bonds** Generally unsecured	**10-20%**
▪ Plant		
▪ Equipment		
▪ Brands/Logos	**Equity** Dividends restricted while Senior Secured Loan is outstanding	**30-50%**
▪ Intangibles		
▪ Subsidiaries		

Illustrative purposes only. The actual capital structure of a borrower will vary.

Moody's Average Recovery Rate (1987–2016)[3]



Source: Moody's Investor Service – Annual Default Study: Corporate Default and Recovery Rates, 1920-2016.

Past performance is not indicative of, or a guarantee of, future performance.

(1) The Adviser expects CLO equity to provide some measure of protection against rising interest rates when LIBOR is above the average LIBOR floor on a CLO's underlying assets. However, CLO equity is still subject to other forms of interest rate risk.

(2) Loan-to-value is typically based on market values as determined in an acquisition, by the public in the case of publicly traded companies, or by private market multiples and other valuation methodologies in the case of private companies.

(3) No representation is being made as to the applicability of historical relative recovery rates for future periods. The information shown herein is for background purposes only.

CLO EQUITY OVERVIEW

The Spread in Loan Market Remains at High End of Historical Range

The current CSLLI spread is approximately 46 bps higher than the average of 302 bps

Credit Suisse Leveraged Loan Index ("CSLLI") Spread(1)



450 bps
400 bps
350 bps
300 bps
250 bps
200 bps
150 bps
Spread
Average
Average: 302 bps
1992 247
1993 244
1994 233
1995 229
1996 254
1997 240
1998 238
1999 264
2000 284
2001 287
2002 303
2003 317
2004 286
2005 256
2006 255
2007 258
2008 270
2009 307
2010 352
2011 376
2012 409
2013 386
2014 386
2015 387
2016 391
2017 357
2018 348

Past performance is not indicative of, or a guarantee of, future performance.

(1) The CSLLI tracks the investable universe of the US dollar-denominated leveraged loan market. The performance of an index is not an exact representation of any particular investment, as you cannot invest directly in an index.

Source: Credit Suisse

CLOs are Securitizations of a Portfolio of Senior Secured Loans



ECC invests primarily in the equity and subordinated debt tranches

Assets

Liabilities + Equity

Primarily Floating Rate Collateral

Portfolio of primarily senior secured loans Rated B on average

Typically 5-8 year maturity

Senior Debt Typically AAA rated

Subordinated Debt
Various tranches typically rated from AA to B

Equity Tranche
Not rated

Primarily Floating Rate CLO Debt

Key CLO Structural Features

1. Actively managed portfolio

2. Match funded (i.e., limited refinancing risk)

3. No mark to market triggers (i.e., no margin calls or forced sales)

4. Equity optionality over debt for majority holder due to protective rights

Note: The CLO structure highlighted on this page is a hypothetical structure, and the structure of CLOs in which ECC invests may vary substantially from the example.





ECC SUPPLEMENTAL INFORMATION

EAGLE POINT
CREDIT COMPANY

ECC SUPPLEMENTAL INFORMATION[1]
Income Statement and Balance Sheet Highlights



	Q4 2018	Q3 2018 (Unaudited)	Q2 2018 (Unaudited)	Q1 2018 (Unaudited)	Q4 2017
U.S. GAAP Net Investment Income ("NII") before Non-Recurring Expenses[2]	$0.41	$0.40	$0.50	$0.41	$0.43
U.S. GAAP Realized Gain/(Loss) before Non-Recurring Losses[2]	(0.03)	0.01	0.04	0.09	0.06
Total U.S.GAAP NII and Realized Gain/(Loss) before Non-Recurring Losses and Expenses[2]	$0.38	$0.41	$0.54	$0.50	$0.49
Non-Recurring Losses and Expenses[2],[3]	$0.00	$0.00	($0.20)	$0.00	$0.00
Total U.S.GAAP NII and Realized Gain/(Loss)[2]	$0.38	$0.41	$0.34	$0.50	$0.49
Portfolio Cash Distributions Received[2],[4],[5]	$1.21	$1.15	$1.65	$1.10	$1.83
Less Cash Received on CLOs called[2]	0.24	0.15	0.47	0.06	0.60
Recurring Portfolio Cash Distributions Received[2]	$0.97	$1.00	$1.18	$1.04	$1.23
Common Share Distributions Paid[7]	($0.60)	($0.60)	($0.60)	($0.60)	($0.60)
Total Company Expenses[2],[6]	(0.36)	(0.39)	(0.46)	(0.41)	(0.45)
Total Common Share Distributions and Expenses[2]	($0.96)	($0.99)	($1.06)	($1.01)	($1.05)
Common Share Market Price (period end)	$14.21	$17.90	$18.17	$18.14	$18.81
Net Asset Value (period end)	$12.40	$16.55	$16.51	$16.65	$16.77
$ Premium / (Discount)	$1.81	$1.35	$1.66	$1.49	$2.04
% Premium / (Discount)	14.6%	8.2%	10.1%	8.9%	12.2%
(Figures below are in millions, except shares outstanding)					
Assets					
CLO Equity	$364.27	$447.96	$457.21	$458.01	$447.27
CLO Debt	42.14	43.39	38.51	20.04	7.27
Loan Accumulation Facilities	49.97	40.24	33.20	36.27	25.37
Cash	1.52	29.10	1.23	19.69	14.05
Receivables and Other Assets	18.82	23.93	45.23	33.60	19.01
Liabilities					
Notes (Net of Deferred Issuance Costs)	(95.01)	(97.47)	(96.55)	(88.77)	(88.61)
Preferred Stock (Net of Deferred Issuance Costs)	(89.25)	(88.71)	(88.59)	(88.47)	(88.36)
Payables and Other Liabilities	(5.32)	(15.76)	(31.90)	(35.16)	(20.74)
Net Assets	$287.13	$382.68	$358.35	$355.21	$315.26
Weighted Average of Common Shares for the period	23,122,081	22,331,047	21,445,878	20,576,316	18,579,281
Common Shares Outstanding at end of period	23,153,319	23,117,571	21,702,865	21,337,284	18,798,815

(1) Certain of the information contained herein is unaudited. The information shown above is derived from the Company's 2017 Annual Report, 2018 Annual Report, interim quarterly unaudited financial statements and/or other related financial information.

(2) Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period.

(3) Q2 2018's results included non-recurring losses and expenses associated with the accelerated amortization related to the redemption of 7.00% Notes due 2020, and offering expenses related to the issuance of 6.6875% Notes due 2028.

(4) Cash distributions include funds received from CLOs called (which includes a return of the Company's remaining invested capital in the applicable CLOs).

(5) Cash distributions received per share are net of expenses associated with refinance and reset activities of $0.07, $0.08, $0.15, $0.09, and $0.03 per share for the periods of Q4 2018, Q3 2018, Q2 2018, Q1 2018 and Q4 2017, respectively.

(6) Includes operational and administrative expenses, interest expense, and management and incentive fees.

(7) To date, a portion of certain such distributions has been estimated to be a return of capital for U.S. GAAP purposes as noted in the Company's Section 19 notices available on its website (www.eaglepointcreditcompany.com). A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income."



ECC SUPPLEMENTAL INFORMATION[1]

Quarterly Snapshot Trend

	Q4 2018	Q3 2018 (Unaudited)	Q2 2018 (Unaudited)	Q1 2018 (Unaudited)	Q4 2017
(Figures below are in millions, except for per share amounts and shares outstanding)					
Distributions Received From CLO Equity[2]	$26.48	$23.59	$33.88	$22.56	$33.15
Investment Income From CLO Equity	$14.93	$15.15	$15.46	$15.56	$15.85
Investment Income From CLO Debt	1.09	0.90	0.48	0.31	0.14
Investment Income From Loan Accumulation Facilities	1.73	1.49	1.43	1.14	0.61
Total Gross Income	$17.75	$17.54	$17.37	$17.01	$16.60
Cash Flow Treated as Return of Capital	$10.27	$9.64	$18.75	$6.32	$17.42
Operational and Administrative Expense[3]	$0.82	$0.83	$0.64	$0.90	$1.13
Portfolio Cash Distributions Received:					
First Time CLO Equity Distributions	$1.69	$1.57	$1.56	$3.84	$0.00
All Other CLO Equity Distributions	24.79	22.02	32.32	18.72	33.15
Distributions Received From CLO Equity[2]	$26.48	$23.59	$33.88	$22.56	$33.15
Distributions Received From CLO Debt	0.83	0.67	0.46	0.07	0.16
Distributions Received From Loan Accumulation Facilities	0.66	1.46	1.08	0.04	0.65
Total	$27.97	$25.72	$35.42	$22.67	$33.96
Portfolio Cash Distributions Received per Common Share[4],[5]	$1.21	$1.15	$1.65	$1.10	$1.83
NII and Realized Gain/(Loss) per Common Share[4]	$0.38	$0.41	$0.34	$0.50	$0.49
Weighted Average of Common Shares for the period	23,122,081	22,331,047	21,445,878	20,576,316	18,579,281
Common Shares Outstanding at end of period	23,153,319	23,117,571	21,702,865	21,337,284	18,798,815

(1) Certain of the information contained herein is unaudited. The information shown above is derived from the Company's 2017 Annual Report, 2018 Annual Report, interim quarterly unaudited financial statements and/or other related financial information.
(2) Cash distributions include funds received from CLOs called (which includes a return of the Company's remaining invested capital in the applicable CLOs).
(3) Excludes interest expense, management fees and incentive fees, as well as non-recurring offering expenses related to the issuance of 6.6875% Notes due 2028 in Q2 2018.
(4) Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period.
(5) Cash distributions received per share are net of expenses associated with refinance and reset activities of $0.07, $0.08, $0.15, $0.09, and $0.03 per share for the periods of Q4 2018, Q3 2018, Q2 2018, Q1 2018 and Q4 2017, respectively.

ECC SUPPLEMENTAL INFORMATION[1]
Portfolio Details



CLO Equity Holdings (as of December 31, 2018)	Vintage	Refi/Reset/Call	End of Non-Call Period	End of Reinvestment Period	CLO Maturity Date	Income Accrued During Q4 2018	Income Accrued During Q3 2018	Cash Received During Q4 2018	Q4 Cash Received as % of Prior Qtr Accrual	CCC+/Caa1 or Lower	Junior OC Cushion	Weighted Average Portfolio Spread	Weighted Average Rating Factor	Diversity Score
ALM VIII Preferred Shares	2013	RS Q4-16	Oct-18	Oct-20	2028	$34	$148	$202	137%	7.50%	2.27%	3.53%	2,915	58
Apidos XIV Sub Notes	2013	Called Q3-17	Oct-15	Oct-17	2025	$0	$0	$565	NM	N/A	N/A	N/A	N/A	N/A
Ares XLI Inc Notes	2016		Jul-19	Jan-22	2029	$291	$449	$484	108%	5.51%	5.02%	3.27%	2,968	80
Ares XLIII Inc Notes	2017		Apr-19	Apr-22	2029	$443	$448	$576	128%	5.02%	4.91%	3.24%	2,968	80
Ares XXXIX Sub Notes	2016		Apr-19	Apr-21	2028	$63	$7	$54	800%	5.21%	5.21%	3.23%	2,911	83
Avery Point V Inc Notes	2014	RF Q3-17	Jul-16	Jul-18	2026	$0	$0	$271	NM	8.91%	0.81%	3.32%	3,178	67
Babson 2013-II Sub Notes	2013	RF Q1-17 / RS Q2-18 / Call & Roll Q2-18	Jan-16	Jan-18	2025	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A
Bain 2016-2 Sub Notes	2016		Jan-19	Jan-21	2029	$224	$313	$400	128%	2.71%	4.30%	3.37%	2,758	84
Barings 2016-III Sub Notes	2016		Jan-19	Sep-21	2028	$610	$721	$954	132%	3.06%	4.28%	3.33%	2,659	77
Barings 2018-1 Inc Notes	2018		Apr-20	Apr-23	2031	$782	$789	$1,013	128%	4.33%	4.96%	3.33%	2,663	74
BlueMountain 2013-2 Sub Notes	2013	RS Q4-17	Oct-19	Oct-22	2030	$48	$30	$40	132%	6.00%	3.48%	3.27%	3,001	71
Bowman Park Sub Notes	2015	RF Q1-17	Nov-16	Nov-18	2025	$88	$92	$252	275%	5.16%	2.29%	3.23%	2,846	73
Brigade Battalion IX Inc Notes	2015	RS Q2-18	Jul-20	Jul-23	2031	$435	$464	$522	113%	6.51%	5.20%	3.49%	2,817	73
Carlyle GMS 2014-5 Sub Notes	2014	RF Q1-17 / RS Q3-18	Jul-20	Jul-23	2031	$228	$284	$0	0%	8.78%	4.81%	3.42%	2,975	N/A
Carlyle GMS 2017-4 Inc Notes	2017		Jan-20	Jan-23	2030	$246	$273	$359	131%	3.38%	5.04%	3.47%	2,825	79
CIFC 2013-II Inc Notes	2013	RS Q4-17	Oct-19	Oct-22	2030	$341	$179	$315	176%	6.03%	4.51%	3.45%	2,920	87
CIFC Funding 2014 Inc Notes	2014	RF Q2-17 / RS Q1-18	Jan-20	Jan-23	2031	$367	$366	$273	75%	5.63%	4.87%	3.44%	2,797	87
CIFC Funding 2014-III Inc Notes	2014	RF Q3-17 / RS Q4-18	Oct-20	Oct-23	2031	$252	$192	$958	498%	5.93%	4.51%	3.44%	2,812	79
CIFC Funding 2014-IV-R Inc Notes[2]	2018	RF Q1-17 / RS Q4-18	Oct-20	Oct-21	2030	$53	$9	$0	NM	6.44%	5.07%	3.46%	2,812	78
CIFC Funding 2015-III Inc Notes	2015	RS Q1-18	Mar-19	Apr-21	2029	$316	$322	$443	138%	6.19%	5.20%	3.44%	2,857	85
CSAM Atrium IX Sub Notes	2013	RS Q2-17	May-19	May-22	2047	$184	$230	$268	117%	3.82%	5.50%	3.45%	3,013	76
CSAM Atrium XI Sub Notes	2014	RF Q2-17 / Call & Roll Q4-18	Oct-16	Oct-18	2025	$44	$111	$2,276	NM	N/A	N/A	N/A	N/A	N/A
CSAM Atrium XV Sub Notes[2]	2018		Dec-20	Jan-24	2031	$51	$0	$0	NM	0.00%	4.25%	3.48%	N/A	N/A
CSAM Madison Park XXI Sub Notes	2016		Jul-18	Jul-21	2029	$58	$64	$78	122%	2.35%	4.39%	3.53%	2,753	73
CSAM Madison Park XXII Sub Notes[2]	2016		Oct-18	Oct-21	2029	$39	$0	$0	NM	2.70%	4.72%	3.53%	2,784	72
Cutwater 2015-I Inc Notes	2015	RS Q4-18	Oct-19	Oct-20	2029	$1,106	$919	$1,159	126%	7.05%	5.23%	4.06%	2,971	78
DeAM Flagship VIII Inc Notes	2014	RF Q1-17 / RF Q2-18	Jan-17	Jan-19	2026	$0	$0	$572	NM	6.87%	1.84%	3.15%	2,848	68
DFG Vibrant V Sub Notes	2016		Jul-19	Jul-21	2029	$99	$138	$122	89%	6.10%	6.14%	3.67%	2,770	72
GSO Birchwood Park Inc Notes	2014	RF Q1-17 / Called Q3-18	Oct-16	Oct-18	2026	$0	$6	$95	NM	N/A	N/A	N/A	N/A	N/A
GSO Bristol Park Sub Notes	2016		Jul-19	Jan-22	2029	$571	$757	$988	130%	2.62%	4.89%	3.36%	2,791	77
GSO Chenango Park Sub Notes	2018		Apr-20	Apr-23	2030	$69	$66	$252	382%	4.58%	4.56%	3.41%	2,921	75
GSO Dewolf Park Inc Notes	2017		Oct-19	Oct-22	2030	$190	$199	$274	138%	2.03%	5.12%	3.47%	2,923	78
HarbourView VII Sub Notes	2018	RF Q1-17 / RS Q2-18	Jun-20	Jul-23	2031	$35	$35	$84	238%	7.60%	4.58%	3.60%	2,743	79
HLA 2014-3 Sub Notes	2014	RF Q3-17	Oct-16	Oct-18	2025	$0	$23	$189	814%	7.40%	1.92%	3.76%	2,870	70
KVK 2013-2 Sub Notes	2013	RF Q1-17 / Called Q4-18	Jan-16	Jan-18	2026	$0	$13	$1,655	NM	N/A	N/A	N/A	N/A	N/A

(1) The portfolio level data contained herein is unaudited and derived from the Company's 2018 Annual Report, interim quarterly unaudited financial statements and/or other related financial information, CLO trustee reports, custody statements and/or other information received from CLO collateral managers. Excludes CLO debt and loan accumulation facilities. Dollar amounts in thousands.

(2) As of December 31, 2018, the CLO either has not reached its first payment date or, in the case of secondary purchases, had not made a payment since the Company owned the security.



ECC SUPPLEMENTAL INFORMATION[1]

Portfolio Details (Cont.)

EAGLE POINT CREDIT COMPANY

CLO Equity Holdings (as of December 31, 2018)	Vintage	Refi/Reset/Call	End of Non-Call Period	End of Reinvestment Period	CLO Maturity Date	Income Accrued During Q4 2018	Income Accrued During Q3 2018	Cash Received During Q4 2018	Q4 Cash Received as % of Prior Qtr Accrual	CCC+/Caa1 or Lower	Junior OC Cushion	Weighted Average Portfolio Spread	Weighted Average Rating Factor	Diversity Score
KVK 2014-1 Sub Notes	2014	RF Q1-17 / Called Q4-18	May-16	May-18	2026	$0	$1	$461	NM	N/A	N/A	N/A	N/A	N/A
Madison Park VIII Sub Notes	2012	Called Q1-17	Oct-13	Apr-15	2022	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A
Marathon VI Sub Notes	2014	RF Q2-17 / RS Q2-18	May-19	May-20	2028	$140	$128	$138	107%	7.82%	3.56%	3.84%	2,867	74
Marathon VII Sub Notes	2014	RF Q2-17	Oct-16	Oct-18	2025	$155	$242	$407	168%	9.08%	1.47%	3.73%	2,965	61
Marathon VIII Sub Notes	2015	RS Q3-18	Sep-20	Oct-23	2031	$504	$444	$0	0%	8.84%	4.63%	3.92%	2,882	77
Marathon X Sub Notes	2017		Nov-19	Nov-21	2029	$77	$79	$113	144%	5.84%	4.58%	3.77%	2,892	78
Marathon XI Sub Notes	2018		Apr-20	Apr-23	2031	$97	$98	$335	340%	6.60%	4.08%	3.71%	2,846	78
Marathon XII Sub Notes[2]	2018		Oct-20	Apr-23	2031	$126	$0	$0	NM	2.78%	4.61%	3.61%	2,756	74
Napier Park Regatta III Sub Notes	2014	RF Q2-17 / Called Q3-18	Apr-16	Apr-18	2026	$0	$0	$75	NM	N/A	N/A	N/A	N/A	N/A
Octagon 26 Sub Notes	2016	RS Q2-18	Jun-20	Jul-23	2030	$450	$450	$532	118%	3.13%	4.72%	3.58%	2,722	84
Octagon 27 Sub Notes	2016	RS Q3-18	Jul-20	Jul-23	2030	$323	$303	$347	115%	3.17%	4.70%	3.53%	2,652	81
Octagon XIV Sub Notes	2012	RS Q2-17	Jul-19	Jul-22	2029	$258	$257	$332	129%	4.61%	4.73%	3.50%	2,676	86
Octagon XIX Sub Notes	2014	RF Q1-17	Apr-16	Apr-18	2026	$0	$0	$70	NM	7.49%	4.27%	3.29%	2,615	66
Octagon XX Sub Notes	2014	RF Q2-17	Aug-16	Aug-18	2026	$0	$0	$42	NM	6.19%	1.98%	3.06%	2,573	74
OFSI BSL VIII Inc Notes	2017		Aug-19	Aug-21	2029	$277	$219	$248	113%	3.93%	4.96%	3.78%	2,729	75
OHA Credit Partners IX Sub Notes	2013	RF Q2-17	Oct-15	Oct-17	2025	$4	$19	$45	232%	4.51%	7.76%	2.91%	2,767	47
Prudential Dryden 53 Inc Notes	2018		Jan-20	Jan-23	2031	$336	$346	$533	154%	4.18%	4.99%	3.21%	2,793	96
Prudential Dryden 56 Euro	2017		Jan-20	Jan-22	2032	$45	$43	$80	187%	9.41%	4.72%	3.60%	2,847	55
Prudential Dryden 66 Euro Sub Notes[2]	2018		Jan-21	Jul-23	2032	$2	$0	$0	NM	4.63%	4.00%	3.66%	N/A	N/A
Steele Creek 2018-1 Inc Notes	2018		Apr-20	Apr-23	2031	$436	$443	$1,101	249%	4.15%	5.32%	3.51%	2,658	72
Steele Creek CLO 2015-1 Sub Notes	2015	RS Q2-17	May-19	May-21	2029	$199	$200	$270	135%	8.53%	4.90%	3.63%	2,744	76
THL Credit Wind River 2013-2 Inc Notes	2013	RS Q4-17	Oct-19	Oct-22	2030	$206	$319	$343	108%	6.02%	3.03%	3.55%	2,885	74
THL Credit Wind River 2014-1 Sub Notes	2014	RF Q1-17 / RS Q2-18	May-20	Jul-23	2031	$211	$228	$349	153%	6.48%	4.78%	3.49%	2,940	74
THL Credit Wind River 2014-2 Inc Notes	2014	RS Q1-18	Jan-20	Jan-23	2031	$32	$45	$24	54%	6.91%	4.20%	3.51%	2,898	78
THL Credit Wind River 2014-3 Sub Notes	2015	RF Q2-17 / RS Q3-18	Oct-20	Oct-23	2031	$340	$440	$456	103%	5.60%	5.22%	3.61%	2,924	65
THL Credit Wind River 2016-1 Sub Notes	2016	RF Q3-18	Jul-19	Jul-20	2028	$472	$379	$563	148%	4.56%	4.73%	3.50%	2,856	81
THL Credit Wind River 2017-1 Sub Notes	2017		Apr-19	Apr-21	2029	$427	$433	$451	104%	2.56%	5.06%	3.44%	2,848	79
THL Credit Wind River 2017-3 Inc Notes	2017		Oct-19	Oct-22	2030	$487	$456	$598	131%	1.63%	5.25%	3.46%	2,817	78
THL Credit Wind River 2018-1 Inc Notes[2]	2018		Jul-20	Jul-23	2030	$480	$269	$0	NM	1.41%	4.71%	3.39%	2,706	73
Zais 3 Sub Notes	2015	RS Q2-18	Jul-20	Jul-23	2031	$737	$770	$1,321	172%	8.49%	4.40%	3.96%	2,792	92
Zais 5 Sub Notes	2016		Oct-18	Oct-20	2028	$176	$190	$221	117%	6.83%	4.28%	4.04%	2,802	87
Zais 6 Sub Notes	2017		Jul-19	Jul-21	2029	$308	$344	$385	112%	7.21%	4.46%	3.94%	2,834	94
Zais 7 Inc Notes	2017		Nov-19	Apr-22	2030	$304	$271	$360	133%	6.09%	4.79%	3.96%	2,770	93
Zais 8 Sub Notes[2]	2018		Apr-19	Apr-21	2029	$24	$0	$0	NM	6.98%	4.71%	4.03%	2,818	87
Zais 9 Sub Notes[2]	2018		Jul-20	Jul-23	2031	$26	$0	$0	NM	5.81%	3.84%	4.06%	2,771	88
Total/Weighted Average						**$14,927**	**$15,062**	**$25,891**	**172%**	**5.18%**	**4.44%**	**3.50%**	**2,827**	**78**
Positions no longer held as of December 31, 2018						**$0**	**$92**	**$589**						
Total including positions no longer held as of December 31, 2018						**$14,927**	**$15,154**	**$26,480**	**175%**					

(1) The portfolio level data contained herein is unaudited and derived from the Company's 2018 Annual Report, interim quarterly unaudited financial statements and/or other related financial information, CLO trustee reports, custody statements and/or other information received from CLO collateral managers. Excludes CLO debt and loan accumulation facilities. Dollar amounts in thousands.

(2) As of December 31, 2018, the CLO either has not reached its first payment date or, in the case of secondary purchases, had not made a payment since the Company owned the security.

Changes in Effective Yield

The following table represents changes made to effective yields from the prior quarter end

CLO Equity Holdings (as of December 31, 2018)	Effective Yield as of September 30, 2018[1]	Effective Yield as of December 31, 2018[1]	Change in Effective Yield
ALM VIII Preferred Shares	11.13%	0.85%	-10.28%
Ares XLI Inc Notes	11.82%	6.39%	-5.44%
Ares XLIII Inc Notes	10.61%	10.61%	
Ares XXXIX Sub Notes	7.88%	7.88%	
Bain Avery Point V Inc Notes	0.00%	0.00%	
Bain 2016-2 Sub Notes	9.54%	6.18%	-3.35%
Barings 2016-III Sub Notes	12.16%	9.60%	-2.56%
Barings 2018-1 Inc Notes	18.17%	18.17%	
BlueMountain 2013-2 Sub Notes	6.16%	7.51%	1.36%
Brigade Battalion IX Inc Notes	12.96%	12.88%	-0.08%
Carlyle GMS 2014-5 Sub Notes	20.97%	20.97%	
Carlyle GMS 2017-4 Inc Notes	16.53%	15.75%	-0.78%
CIFC Funding 2013-II Inc Notes	15.28%	18.28%	3.00%
CIFC Funding 2014 Inc Notes	17.46%	17.46%	0.00%
CIFC Funding 2014-III Inc Notes	7.75%	14.51%	6.76%
CIFC Funding 2014-IV Inc Notes	0.00%	6.43%	6.43%
CIFC Funding 2015-III Inc Notes	19.89%	19.89%	
CSAM Atrium IX Sub Notes	13.70%	13.70%	
CSAM Atrium XV Sub Notes[2]	N/A	13.19%	New
CSAM Madison Park XXI Sub Notes	9.79%	9.79%	
CSAM Madison Park XXII Sub Notes[2]	N/A	8.68%	New
Cutwater 2015-I Inc Notes	28.74%	27.00%	-1.74%
DeAM Flagship VIII Inc Notes	0.00%	0.00%	
DFG Vibrant V Sub Notes	16.90%	12.76%	-4.14%
GSO Bowman Park Sub Notes	7.35%	7.35%	
GSO Bristol Park Sub Notes	11.58%	7.93%	-3.65%
GSO Chenango Park Sub Notes	17.41%	17.41%	
GSO Dewolf Park Inc Notes	12.03%	12.03%	
HarbourView VII Sub Notes	33.31%	33.31%	
HLA 2014-3 Sub Notes	0.00%	0.00%	
KVK 2013-2 Sub Notes	0.00%	0.00%	
KVK 2014-1 Sub Notes	0.00%	0.00%	
Marathon VI Sub Notes	21.29%	21.29%	
Marathon VII Sub Notes	16.64%	8.12%	-8.52%
Marathon VIII Inc Notes	19.84%	19.84%	
Marathon X Sub Notes	15.58%	15.58%	
Marathon XI Sub Notes	20.04%	20.04%	
Marathon XII Sub Notes	13.96%	13.96%	
Napier Park Regatta III Sub Notes	0.00%	0.00%	
Octagon 26 Inc Notes	24.64%	24.64%	
Octagon 27 Inc Notes	18.90%	18.90%	

CLO Equity Holdings (as of December 31, 2018)	Effective Yield as of September 30, 2018[1]	Effective Yield as of December 31, 2018[1]	Change in Effective Yield
Octagon XIV Inc Notes	7.13%	7.13%	
Octagon XIV Sub Notes	7.13%	7.13%	
Octagon XIX Sub Notes	0.00%	0.00%	
Octagon XX Sub Notes	0.00%	0.00%	
OFSI BSL VIII Inc Notes	17.73%	17.73%	
OHA Credit Partners IX Sub Notes	1.75%	0.00%	-1.75%
Prudential Dryden 53 Inc Notes	14.92%	14.91%	-0.01%
Prudential Dryden 56 Euro CLO 2017	10.65%	12.82%	2.17%
Prudential Dryden 66 Euro CLO 2018 Sub Notes[2]	N/A	6.81%	New
Steele Creek CLO 2015-1 Sub Notes	14.17%	14.17%	
Steele Creek CLO 2018-1 Inc Notes	18.18%	18.18%	
THL Credit Wind River 2013-2 Inc Notes	16.63%	11.07%	-5.55%
THL Credit Wind River 2014-1 Sub Notes	16.87%	16.87%	
THL Credit Wind River 2014-2 Inc Notes	14.63%	10.43%	-4.20%
THL Credit Wind River 2014-3 Sub Notes	18.70%	18.78%	0.08%
THL Credit Wind River 2016-1 Inc Notes	17.93%	17.93%	
THL Credit Wind River 2017-1 Inc Notes	14.62%	14.62%	
THL Credit Wind River 2017-3 Inc Notes	13.27%	13.27%	
THL Credit Wind River 2018-1 Inc Notes	14.12%	14.12%	
Zais 3 Inc Notes	25.61%	25.65%	0.04%
Zais 5 Sub Notes	20.00%	18.50%	-1.50%
Zais 6 Sub Notes	22.35%	18.85%	-3.50%
Zais 7 Inc Notes	18.04%	18.20%	0.16%
Zais 8 Sub Notes[2]	N/A	17.93%	New
Zais 9 Sub Notes[2]	N/A	17.04%	New
Weighted Average	**14.15%**	**13.40%**	
Called CLO Equity Holdings[3]			
CSAM Atrium XI Sub Notes	10.84%	0.00%	-10.84%
KVK 2013-2 Sub Notes	0.00%	0.00%	
KVK 2014-1 Sub Notes	0.00%	0.00%	
Napier Park Regatta III Sub Notes	0.00%	0.00%	
GSO Birchwood Park Inc Notes	0.00%	0.00%	
CSAM Madison Park VIII Sub Notes	0.00%	0.00%	
CVC Apidos XIV Sub Notes	0.00%	0.00%	
Babson 2013-II Sub Notes	0.00%	0.00%	
Weighted Average	**14.10%[4]**	**13.30%[5]**	

(1) Source: Consolidated Schedule of Investments of the Company's September 30, 2018 unaudited financial statements and December 31, 2018 financial statements.
(2) Not held as of September 30, 2018.
(3) These CLOs were called and final equity payments were pending as of the last day of the quarter.
(4) Weighted average effective yield of CLO Equity investments held as of September 30, 2018 (inclusive of securities sold during Q4 2018 and not reflected in this schedule) was 13.99%.
(5) Weighted average effective yield of CLO Equity investments excluding securities purchased or sold during Q4 2018 is 12.88%.

ECC SUPPLEMENTAL INFORMATION[1]
Additional Information



Current Loan Accumulation Facility Holdings (as of December 31, 2018)	Capital Invested	Income Accrued During Q4 2018	Cash Received During Q4 2018	Realized Gain/(Loss)
Salmagundi II Income Note	$7.15	$0.20	$0.00	$0.01
Salmagundi III Income Note	9.06	0.27	0.00	0.01
Salmagundi IV Income Note	19.69	0.81	0.56	0.06
Salmagundi VIII Income Note	7.79	0.21	0.00	0.01
Salmagundi IX Income Note	4.98	0.11	0.00	0.00
Salmagundi XI Income Note	1.16	0.02	0.00	0.00
Sub Total	$49.83	$1.63	$0.56	$0.09
Prior Loan Accumulation Facilities [2]				
CSAM Atrium XV Preferred Note	$6.03	$0.10	$0.10	$0.00
Sub Total	$6.03	$0.10	$0.10	$0.00
Total Loan Accumulation Facilities		$1.73	$0.66	$0.09

Reconciliation to U.S. GAAP Audited Financial Statements (as of December 31, 2018)	Income Accrued During Q4 2018
CLO Equity	$14.93
CLO Debt	1.09
Loan Accumulation Facilities	1.73
Total	$17.75

CLO Debt Holdings (as of December 31, 2018)	Capital Invested	Income Accrued During Q4 2018	Cash Received During Q4 2018
Sankaty Avery Point V Class E Notes	$3.84	$0.05	$0.00
Sankaty Avery Point V Class F Notes	0.81	0.02	0.02
CIFC Funding 2014-III, Ltd. Class E-R2 Notes	2.97	0.05	0.00
CIFC Funding 2015-III, Ltd. Class F-R Notes	2.36	0.06	0.06
Cutwater 2015-I, Ltd. Class E-R Notes	5.42	0.08	0.00
Dryden 53 CLO, Ltd. Class F Notes	0.80	0.02	0.02
Flagship VIII Class E-R Notes	10.20	0.21	0.20
Flagship VIII Class F-R Notes	7.85	0.18	0.17
HarbourView VII -R Class F Notes	0.69	0.02	0.03
Marathon CLO VII Ltd. Class D Notes	2.82	0.06	0.06
Marathon CLO VIII Ltd. Class D-R Notes	4.07	0.09	0.00
Marathon CLO XI Ltd. Class D Notes	1.65	0.04	0.08
Octagon 27 Class F-R Note	0.84	0.02	0.02
OZLM XXII, Ltd. Class D Notes	0.90	0.02	0.02
THL Credit Wind River 2014-2 CLO Ltd. Class E-R Notes	0.25	0.01	0.01
THL Credit Wind River 2014-2 CLO Ltd. Class F-R Notes	0.31	0.01	0.01
Zais 3 Class D-R Notes	1.80	0.04	0.05
Sub Total	$47.58	$0.98	$0.73
Prior CLO Debt Holdings			
Carlyle Global Market Strategies CLO 2014-5 Ltd. Class E-RR Notes	$15.81	$0.05	$0.00
Cutwater 2015-I, Ltd. Class F Notes	17.12	0.01	0.03
KVK CLO 2014-1 Ltd. Class E Notes	5.60	0.01	0.00
Octagon 26 Class E-R Note	3.29	0.02	0.02
THL Credit Wind River 2014-1 CLO Ltd. Class E-R Notes	0.00	0.02	0.04
Sub Total	$15.81	$0.11	$0.10
Total CLO Debt		$1.09	$0.83

(1) The portfolio level data contained herein is unaudited and derived from the Company's December 31, 2018 financial statements, and/or other related financial information, CLO trustee reports, custody statements and/or other information received from CLO collateral managers. Dollar amounts in millions.

(2) These Loan Accumulation Facilities have priced into a CLO and are not reflected in the December 31, 2018 Schedule of Investments.



2018 TAXABLE INCOME

Analysis of Reset and Refinance impact

- The Company issued its 1099-Div for the 2018 tax year reporting its common stock distribution as 63% ordinary taxable income and 37% return of capital. Measured against the Company's aggregate common distribution of $2.40 per share paid in 2018, this equates to $1.51 per share of ordinary taxable income and $0.89 per share of return of capital(1)
- The impact of the Company's CLO equity investment portfolio participating in 31 resets and refinancings had a meaningful effect on the Company's 2018 tax reporting results
  - Reset and refinance activity within the Company's CLO equity investment portfolio reduced taxable income as expenses associated with previously unamortized CLO issuance costs and original issue discount for certain CLOs were accelerated, providing the Company a current year tax benefit by reducing ordinary taxable income. The amount of any expense acceleration varies by CLO and is non recurring in nature
  - The estimated current year tax benefit from the reduction of ordinary taxable income for the Company's 2018 tax year associated with the Company's reset and refinance activity was approximately $1.10 per share(2)(3)

2018 Taxable Income Characteristics 1099 - DIV (Per Share)(4),(5)		
Ordinary Income	Return of Capital	Total Distribution
$1.51	$0.89	$2.40

Estimated 2018 Taxable Income (Per Share) Reflecting Impact of Reset/Refi(2)		
Ordinary Income(4)	Reset/Refi Impact(2)	Total Ordinary Taxable Income (ex. Reset/Refi)
$1.51	$1.10	$2.61

U.S. GAAP 2018 common distributions were sourced from net investment income and realized gains of $1.63 per share and return of capital of $0.77 per share

(1) This slide summarizes tax characteristics of the Company's common stock distribution. The components of the distribution will vary for U.S. GAAP purposes.
(2) Estimated from incremental tax reporting obtained from the Company's underlying CLO tax providers and management estimate in situations where such reporting from underlying CLO tax providers was not readily available. This estimate is provided for informational purposes only and is based on reasonable analysis by management.
(3) Estimated 2018 ordinary taxable income per share was compiled by adjusting the annual ordinary taxable income per share as reported on the Company's 2018 1099-Div for the estimated impact to 2018 ordinary taxable income of reset and refinance activity of appproximately $1.10 per share.
(4) As reported on the Company's 1099-Div for the 2018 tax year extrapolated for the Company's annual common distribution amount per share.
(5) Per share of common stock is based on the daily weighted average shares of common stock outstanding for the year ended December 31, 2018.



ECC SUPPLEMENTAL INFORMATION

Portfolio Investments and Underlying Portfolio Characteristics

As of December 31, 2018, ECC's portfolio was invested across 93 investments

Summary of ECC's Portfolio of Investments(1)



CLO Debt
9.2%
(17 Investments)
Loan Accumulation Facilities
10.9%
(6 Investments)
CLO Equity 79.8%
(70 Investments)

Summary of Underlying Portfolio Characteristics(2)

	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017
Number of unique underlying borrowers	1,481	1,454	1,332	1,295	1,253
Largest exposure to any individual borrower	0.92%	0.97%	0.98%	0.98%	1.00%
Average individual borrower exposure	0.07%	0.07%	0.08%	0.08%	0.08%
Exposure to ten largest underlying borrowers	6.59%	6.69%	6.40%	6.28%	6.30%
Aggregate indirect exposure to senior secured loans(3)	97.48%	97.37%	97.50%	97.60%	97.79%
Weighted average stated spread	3.52%	3.54%	3.56%	3.59%	3.66%
Weighted average credit rating of underlying collateral(4)	B+/B	B+/B	B+/B	B+/B	B+/B
Weighted average junior overcollateralization (OC) cushion	4.42%	4.37%	4.27%	4.15%	4.20%
Weighted average market value of underlying collateral	94.58%	98.91%	98.34%	98.99%	98.54%
Weighted average maturity of underlying collateral	5.2 years	5.2 years	5.3 years	5.2 years	5.2 years
US dollar currency exposure	99.57%	99.72%	99.77%	99.76%	97.79%

(1) The summary of portfolio investments shown is based on the estimated fair value of the underlying positions as of December 31, 2018.

(2) The information presented herein is on a look-through basis to the collateralized loan obligation, or "CLO", equity and related investments (i.e., loan accumulation facilities) held by the Company as of December 31, 2018 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to December 2018 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, December 2018 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of December 31, 2018 and this data may not be representative of current or future holdings.

(3) We obtain exposure in underlying senior secured loans indirectly through our investments in CLOs.

(4) Credit ratings shown are based on those assigned by Standard & Poor's Rating Group, or "S&P," or, for comparison and informational purposes, if S&P does not assign a rating to a particular obligor, the weighted average rating shown reflects the S&P equivalent rating of a rating agency that rated the obligor provided that such other rating is available with respect to a CLO equity or related investment held by us. In the event multiple ratings are available, the lowest S&P rating, or if there is no S&P rating, the lowest equivalent rating, is used. The ratings of specific borrowings by an obligor may differ from the rating assigned to the obligor and may differ among rating agencies. For certain obligors, no rating is available in the reports received by the Company. Such obligors are not shown in the graphs and, accordingly, the sum of the percentages in the graphs may not equal 100%. Ratings below BBB- are below investment grade. Further information regarding S&P's rating methodology and definitions may be found on its website (www.standardandpoors.com). This data includes underlying portfolio characteristics of the Company's CLO equity and loan accumulation facility portfolio.

ECC SUPPLEMENTAL INFORMATION
Obligor and Industry Exposures



As of December 31, 2018, ECC has exposure to 1,481 unique underlying borrowers across a range of industries

Obligor and Industry Exposure				
Top 10 Underlying Obligors[1,2]	**% Total**	**Top 10 Industries of Underlying Obligors**[1,3]	**% Total**
Dell Inc	0.9%	Technology	10.0%
Asurion	0.8%	Health care	8.1%
Altice	0.8%	Radio & Television	6.4%
American Airlines Inc	0.8%	Telecommunications	5.8%
TransDigm	0.6%	Lodging & casinos	5.4%
Energy Future Holdings	0.6%	Financial intermediaries	5.1%
First Data Corp	0.5%	Commercial Services & Supplies	4.1%
SS&C Technologies	0.5%	Utilities	3.6%
CenturyLink	0.5%	Building & Development	3.4%
Numericable	0.5%	Chemicals & plastics	3.3%
Total	**6.6%**	**Total**	**55.2%**

(1) The information presented herein is on a look-through basis to the collateralized loan obligation, or "CLO", equity and related investments (i.e., loan accumulation facilities) held by the Company as of December 31, 2018 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to December 2018 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, December 2018 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of December 31, 2018 and this data may not be representative of current or future holdings.

(2) The look-through data shown is adjusted to skip incomplete obligors information provided on the trustee report; if it was shown, it would represent 0.6%.

(3) Industry categories are based on the S&P industry categorization of each obligor as reported in CLO trustee reports to the extent so reported. Certain CLO trustee reports do not report the industry category of all of the underlying obligors and where such information is not reported, it is not included in the summary look-through industry information shown; if they were reflected, they would represent 5.9%. As such, the Company's exposure to a particular industry may be higher than that shown if industry categories were available for all underlying obligors. In addition, certain underlying obligors may be re-classified from time to time based on developments in their respective businesses and/or market practices. Accordingly, certain underlying borrowers that are currently, or were previously, summarized as a single borrower in a particular industry may in current or future periods be reflected as multiple borrowers or in a different industry, as applicable.



Prior to 2022, only 9.6% of ECC's underlying loan portfolio is scheduled to mature

Maturity Distribution of Underlying Obligors[1]

% of Fund Exposure

Maturity	%
2019	0.5%
2020	2.4%
2021	6.8%
2022	10.6%
2023	19.0%
2024	28.7%
2025	29.7%
2026+	2.3%

(1) The information presented herein is on a look-through basis to the collateralized loan obligation, or "CLO", equity and related investments (i.e., loan accumulation facilities) held by the Company as of December 31, 2018 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to December 2018 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, December 2018 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of December 31, 2018 and this data may not be representative of current or future holdings.



SELECTED MARKET DATA





Average Leverage Multiples of Outstanding Loans (Debt/EBITDA)[1]



Average Interest Coverage Multiples of Outstanding Loans (EBITDA/Interest)[1]



Average Leverage Multiples of Newly Issued Loans (Debt/EBITDA)[2]



Average Interest Coverage Multiples of Newly Issued Loans (EBITDA/Interest)[2]



Source: S&P LCD. Data as of 9/30/18.

1. Data based on the weighted average ongoing leverage and interest coverage multiples of all public issuers within the S&P/LSTA Leveraged Loan Index. As of 9/30/18, this included approximately $203 billion of outstanding loans.

2. Data based on the average point-in-time leverage and interest coverage multiples of newly issued large corporate loans during the period and does not reflect their ongoing financial performance.



Credit Fundamentals

Annual Revenue Change (YoY) for Below Investment Grade Companies[1]



16.9%
16.5%
11.1%
(4.9%)
(7.3%)
(11.3%)
(3.2%)
12.9%
5.2%
8.0%
14.5%
13.7%
21.0%
18.0%
14.0%
14.0%
12.0%
9.1%
9.9%
8.9%
10.5%
9.3%
11.0%
13.5%
16.3%
12.4%
12.5%
13.6%
10.3%
6.3%
3.9%
5.4%
4.8%
7.2%
8.5%
6.2%
8.7%
10.0%
9.4%
9.6%
11.8%
13.6%
11.0%
Revenue Growth % (YoY)
1Q08
2Q08
3Q08
4Q08
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18

Annual EBITDA Change (YoY) for Below Investment Grade Companies[1]



7.5%
9.7%
0.1%
(6.8%)
(17.8%)
(15.2%)
9.7%
15.4%
9.4%
15.0%
24.5%
20.2%
19.6%
17.0%
14.8%
9.6%
12.8%
12.2%
9.3%
8.3%
6.8%
6.1%
6.8%
8.8%
7.1%
8.8%
9.5%
10.2%
5.8%
7.1%
6.2%
7.0%
7.1%
5.8%
4.3%
5.2%
(1.3%)
4.7%
5.8%
4.7%
9.3%
12.1%
13.3%
EBITDA Growth % (YoY)
1Q08
2Q08
3Q08
4Q08
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18

Source: S&P LCD. Data as of 9/30/18.

1. Data based on the average annual revenue and EBITDA change (YoY) for public issuers within the S&P/LSTA Leveraged Loan Index. As of 9/30/18, this included approximately $203 billion of outstanding loans.



- Secondary trading is conducted through BWICs ("Bids wanted in Competition") and privately negotiated sales
- CLO debt and equity tranches typically settle electronically via DTC and trade on a T+2 basis

Chart: Volume in billions by Year

Year	Non-Investment Grade Rated CLO Tranches	Investment Grade Rated CLO Tranches
2011	$15.3	$24.1
2012	$70.5	$35.4
2013	$36.6	$42.7
2014	$32.3	$47.7
2015	$39.1	$52.0
2016	$37.8	$52.2
2017	$42.1	$26.2
2018	$28.2	$45.7

There was over $80 billion of CLO trading volume annually on average over the last 5 years

Source: J.P. Morgan, FINRA reported CBO/CDO/CLO trading volume, Reg S transactions are not included. The total activity of the market is published and although these numbers are not perfect, Eagle Point believes they directionally accurate.
Data as of December 31, 2018.





COMPANY INFORMATION

EAGLE POINT
CREDIT COMPANY

Eagle Point Credit Company Inc.
600 Steamboat Road, Suite 202
Greenwich, CT 06830

ICR (Media and Investor Relations)
IR@eaglepointcredit.com
(203) 340 8510